AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26864
                       FOR THE QUARTER ENDED JUNE 30, 2000

1)       Aggregate Investment, for which there is recourse to AEP
         Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO)

EWG Investment                                 $  209,635,000
FUCO Investment                                 1,711,194,000
                                               --------------
Total Aggregate Investment

 in FUCO's and EWG's                           $1,920,829,000
                                               ==============

Components of statement of aggregate investment in FUCO is filed under confidential treatment pursuant to Rule 104(b).

2)       Aggregate Investment as a Percentage of the Following Items

                                  (in millions)         %

Total Capitalization                 $23,333*         8.2%
Net Utility Plant                     19,055         10.1%
Total Assets                          40,399          4.8%
Market Value of Common Equity          9,539         20.1%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)       Consolidated Capitalization Ratio

                                     (in millions)       %

Short-term Debt                        $ 4,116
Long-term Debt                          10,782*
                                       -------
  Total Debt                            14,898        63.8%
                                       -------

Preferred Stock                            181         0.8%
                                       -------

Common Stock                             2,151
Paid-in Capital                          2,862
Accumulated Other Comprehensive
 Income                                   (101)
Retained Earnings                        3,342
                                       -------
  Total Common Equity                    8,254        35.4%
                                       -------

Total Capitalization                   $23,333       100.0%
                                       =======

* Includes Long-term Debt Due Within One Year.



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         AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26864
                       FOR THE QUARTER ENDED JUNE 30, 2000


4)       Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share             $29-5/8
Book Value per Share                       $25.63

Market-to-book Ratio of Common Stock       115.6%


5)       Analysis of Growth in Retained Earnings

Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).

6)       Statement of Revenues and Net Income for each EWG and FUCO

Statement of revenues and net income for the following FUCO's and EWG's are filed under confidential treatment pursuant to Rule 104(b):

         Yorkshire Electricity Group plc
         Nanyang General Light Electric Co., Ltd.
         Pacific Hydro Ltd.
         CitiPower Pty.
         AEP Energy Services Limited
         InterGen Denmark, APs
         CSW International Two, Inc.
         Energia Internacional de CSW, S.A. de C.V.
         CSW Vale L.L.C.
         Inversiones Sol Energia Chile Ltda.
         South Coast Power Limited
         Newgulf Power Venture, Inc.
         Frontera Generation Limited Partnership